Mail Stop 3628

                                                               May 21, 2021

    Via E-mail
    Tobin Cobb
    President and Chief Executive Officer
    3650 REIT Commercial Mortgage Securities II LLC
    2977 McFarlane Road, Suite 300
    Miami, Florida 33133

           Re:    3650 REIT Commercial Mortgage Securities II LLC
                  Amendment No. 1 to Registration Statement on Form SF-3 Filed May 10, 2021
                  File No. 333-255181

    Dear Mr. Cobb:

           We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2021 letter.

    Registration Statement on Form SF-3

    General

        1. We note your responses and revisions to your registration statement in response to our prior comments # 3 and 4 regarding forbearance agreements and other temporary payment deferral arrangements. In particular, we note your newly-added disclosure
           under       P&I Advances    on page 256 of your amended registration
statement, which
           draws a distinction between mortgage loans that are    subject to
forbearance agreements
           or other temporary deferrals or payment accommodations    and
mortgage loans whose
           terms    have been permanently modified to reduce or forgive a
monetary obligation.
 Tobin Cobb
3650 REIT Commercial Mortgage Securities II LLC
May 21, 2021
Page 2


       Your registration statement includes a number of other references to
modifications,    and
       it is not clear to us which of these references, if any, are intended to include forbearance agreements and other temporary payment deferral arrangements as well as permanent modifications. For example:

                 Will the servicer be entitled to receive modification fees and/or workout fees in respect of mortgage loans that are subject to forbearance agreements or other temporary payment deferral arrangements?

                 Do the risks described in your registration statement related to modifications of mortgage loans (e.g., shortfall risk) also apply in the case of mortgage loans that are subject to forbearance agreements or other temporary payment deferral arrangements?

                 Certain modifications or waivers of monetary terms of a mortgage loan are
               considered    major decisions    and may require consent of one
or more servicers
               and/or non-objection by the directing certificateholder. Would a forbearance agreement or other temporary payment deferral arrangement constitute a modification or waiver of the monetary terms of a mortgage loan, such that it
               would be considered a    major decision   ?

       Please revise your registration statement to clarify whether these and other references to
          modifications    in your registration statement are intended to
include forbearance
       agreements and other temporary payment deferral arrangements. If not, please revise to clarify the appropriate treatment of forbearances and other temporary deferral arrangements in these contexts, as appropriate.

Exhibits

   2. Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Tobin Cobb
3650 REIT Commercial Mortgage Securities II LLC
May 21, 2021
Page 3


      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3850 if you have any questions.


                                                       Sincerely,

                                                       /s/ Katherine Hsu

                                                       Katherine Hsu
                                                       Chief, Office of
Structured Finance


cc:   Mark Jefferis, Esq.
      3650 REIT

      Greg Prindle, Esq.
      Cadwalader, Wickersham & Taft LLP